EXHIBIT 99.1

Centerra Gold Initiates Arbitration Proceeding Against the Kyrgyz Republic

TORONTO, May 16, 2021 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra”) (TSX: CG) (NYSE: CGAU) announced today that it has initiated binding arbitration against the Government of the Kyrgyz Republic to enforce its rights under longstanding investment agreements with the Government. Centerra seeks to enjoin the Government from taking further steps to implement recently adopted legislation or to pursue recently procured fines and tax claims against the Kumtor Gold Company (“KGC”), all of which violate the Government’s investment agreements with respect to the Kumtor Mine. Centerra also intends to hold the Government accountable in the arbitration for any and all losses and damage that result from its recent actions against KGC and the Kumtor Mine if no resolution is reached.

Scott Perry, President & Chief Executive Officer of Centerra, said: “The leadership of the Kyrgyz Republic has acted with astonishing speed since the beginning of this year to undermine the basis on which the Kumtor Mine has been operated and has refused to engage with us on any matters it considers to be the subject of dispute. The Government’s actions have left Centerra no choice but to exercise our legal rights, through the pursuit of arbitration and otherwise, to protect the interests of KGC, Centerra and our shareholders. In the event the Government wishes to engage in a constructive dialogue, we remain willing and available to do so.”

The wrongful and illegal actions of the Kyrgyz Republic include:

  The passage by the Kyrgyz Republic Parliament in a single day on May 6 of a new law which enables the Government to impose an “external manager” to take control of the Kumtor Mine if the Government deems that KGC’s activities pose a risk to human safety and the environment;
  A Government-supported and hastily issued decision of a Kyrgyz Republic court on May 7 to impose a $3 billion fine against KGC on the basis of private civil environmental claims;
  The intimidation of KGC’s personnel by the Kyrgyz Republic State Commission and other Kyrgyz Republic state and law enforcement authorities, including police visits to the homes of several senior KGC managers and a raid of KGC’s office in Bishkek on May 15; and
  Numerous tax claims brought by the Government in the Kyrgyz courts regarding matters that were resolved fully and finally in previous project agreements and Kyrgyz court rulings, and expressly precluded by the Government’s agreements with KGC and Centerra.

This and other recent conduct by the Government undermines the fundamental investment protections guaranteed to Centerra and its Kyrgyz Republic subsidiaries under the 2009 Restated Project Agreements governing the Kumtor Mine. Under the 2009 Restated Investment Agreement and the 2017 Strategic Agreement on Environmental Protection and Investment Promotion (the “Strategic Agreement”), Centerra’s claims will be adjudicated by a single arbitrator in arbitration proceedings to be held at Stockholm, Sweden and conducted under the rules of the United Nations Commission on International Trade Law (“UNCITRAL”). The parties have 28 days during which to agree on an arbitrator, failing which Centerra will ask the Permanent Court of Arbitration at The Hague to appoint an arbitrator. Under the agreements, the governing law is the law of the State of New York.

The Kumtor Mine is the largest private sector employer and taxpayer in the Kyrgyz Republic and the largest foreign investment in the country. Mine operations at Kumtor contributed 12.5% of Kyrgyz Gross Domestic Product in 2020, and some 99% of KGC’s 2,750 employees are Kyrgyz citizens. Earlier this year, Centerra announced a new life of mine plan that would extend the life of the Kumtor Mine by five years to 2031 and add more than three million ounces (85 tonnes) of contained gold at an estimated capital investment of US$2.0 billion.

“Centerra and its predecessors have operated the Kumtor Mine to the mutual benefit of the Company and the Kyrgyz Republic since the 1990s,” Mr. Perry said. “During that time, we have invested billions of dollars in the project, operated to the highest environmental and social standards and created enormous economic value, including thousands of good, well-paying jobs for Kyrgyz citizens, procurement opportunities for local suppliers and deep relationships with local communities through social and other projects.”

No assurances can be given that any of the current or future legal claims and other disputes that have arisen in relation to KGC or the Kumtor Mine can be resolved without a material impact on the Company or potentially the loss of Centerra’s entire investment in the Kumtor Mine.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Asia and other markets worldwide and is one of the largest Western-based gold producers in Central Asia. Centerra operates three mines, the Kumtor Mine in the Kyrgyz Republic, the Mount Milligan Mine in British Columbia, Canada and the Öksüt Mine in Turkey. Centerra's shares trade on the Toronto Stock Exchange (TSX) under the symbol CG and on the New York Stock Exchange (NYSE) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Caution Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: arbitration proceedings brought by the Company against the Kyrgyz Republic, the claims made thereunder and the potential success thereof, future discussions with the Government of the Kyrgyz Republic relating to disputes that have arisen under the 2009 Restated Project Agreements and / or the 2017 Strategic Agreement on Environmental Protection and Investment Promotion, and the potential for any successful negotiated solution resulting from any such discussions.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political risks associated with the Company’s operations in the Kyrgyz Republic; the failure of the Kyrgyz Republic Government to comply with its continuing obligations under the 2017 Strategic Agreement on Environmental Protection and Investment Promotion and the 2009 Restated Project Agreements governing the Kumtor Mine to allow for the continued operation of the Kumtor mine by KGC and KOC and not take any expropriation action against the Kumtor mine including through imposition of external management appointed by the Kyrgyz Republic Government; actions by the Kyrgyz Republic Government or any state agency or the General Prosecutor's Office that serve to restrict or otherwise interfere with the payment of funds by KGC and KOC to Centerra; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates or its current or former employees, including the interaction of claims of harm to the environment or human health with the new Kyrgyz Republic law that enabled imposition of external management on the Kumtor Mine by the Kyrgyz Republic Government; potential impact on the Kumtor mine of investigations by Kyrgyz Republic instrumentalities; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances or to collect on any favorable arbitral judgement awarded against the Kyrgyz Republic; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form available on SEDAR at www.sedar.com and EDGAR www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information is as of May 16, 2021. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

For more information:
John W. Pearson
Vice President, Investor Relations
(416) 204-1953
john.pearson@centerragold.com

Additional information on Centerra is available on the Company’s web site at www.centerragold.com on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/dcf15371-22d4-4611-b9aa-a64a17b88a0b